News release
For immediate publication

ART SUBMITS LICENCE APPLICATION TO HEALTH CANADA TO BEGIN COMMERCIALIZATION OF ITS SOFTSCAN® BREAST
IMAGING DEVICE

Montreal, Canada, June 22, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce that it has filed a Medical Device Licence Application with Health Canada to begin the commercialization of its SoftScan breast imaging device. The granting of a licence will allow ART to distribute the SoftScan device in Canada by certifying that the device is safe and effective and meets quality standards.

ART is seeking regulatory approval of SoftScan as an adjunct to X-ray mammography. It uses a non-invasive and pain-free approach based on time-domain optical imaging technology which will enable the characterization of breast tumours by clinicians as benign or malignant, without exposing the patients to potentially harmful radiation.

“This filing represents a highly strategic step on the path leading to the commercialization of SoftScan,” stated Micheline Bouchard, ART’s President and CEO. “We believe that Health Canada approval will help accelerate market acceptance for SoftScan worldwide by leveraging the power of early adopters” added Ms. Bouchard.

About ART

ART Advanced Research Technologies Inc. is a leader in molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian securities regulatory authorities and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
Vice President, Corporate Secretary and General Counsel

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca